Exhibit 99.5

PRESS RELEASE

Floating offshore wind: TotalEnergies, Green Investment Group and
Qair join forces to bid for the Southern Brittany tender

Paris, 23 September 2021 – A consortium of TotalEnergies, Green Investment Group (GIG) and Qair has been pre-selected by the Direction Générale de l’Energie et du Climat (“DGEC”) to participate in an upcoming competitive tender for the development of a floating wind farm of up to 270 MW in Southern Brittany. Through the tender, the consortium will bid to develop a project that will produce enough green energy to power the equivalent of 250,000 homes across France.

The consortium believes the Southern Brittany tender round is a key step in the deployment of this new technology and will help foster the development of a cutting-edge industry in France.

A sustainable development opportunity for Brittany

TotalEnergies, GIG and Qair are committed to working closely with local stakeholders and utilizing the local supply chain wherever possible to maximise the economic benefits to the regions of Brittany.

A key consortium

The consortium intends to leverage the member’s unique mix of local knowledge, financial expertise, technical proficiency, their experience in renewable energy, as well as their ambitions for the growth of the floating offshore wind sector:

•	TotalEnergies, a broad energy company, has expertise in offshore operations and maintenance thanks to its historical activities. TotalEnergies is already developing and building offshore wind projects with a cumulative capacity of approximately 6 GW, including three floating offshore wind projects in Europe and Asia.

•	Green Investment Group is a global leader in green energy investment and development, which has committed over €30 billion to the sector to date. With a total global portfolio of 14 GW, GIG is one of the world's largest players in the offshore wind sector.

•	Qair, an independent producer of exclusively renewable energy and a pioneer in floating wind power in France, has more than 30 years of experience in the field and a strong local presence in France.

A proven track record

This joint bid is based on a productive history between the members of the consortium:

•	Over 2 GW of floating wind projects in South Korea (GIG and TotalEnergies),
•	the 1.5 GW bottom-fixed Outer Dowsing offshore wind project in the UK (GIG and TotalEnergies),
•	the Eolmed floating offshore wind pilot project in France (Qair and TotalEnergies)

"We are delighted to join forces with our partners Qair and GIG once again, to contribute to the French energy transition and the development of the Brittany region. Thanks to our expertise in offshore projects and the development of renewable projects, we have the resources to meet the technical and financial challenges of the project." said Julien Pouget, Senior Vice President Renewables at TotalEnergies

“The deployment of floating offshore wind at scale is critical to realizing the full potential of France, and the world’s, wind resource. With its deep waters and industrial heritage, Brittany is fantastically placed to unlock this new sector, creating significant job and investment opportunities.” said Edward Northam, Head of GIG Europe

“We are pleased to bring together our complementary expertise in the development, financing, construction and operation of renewable energy projects to contribute to the growth of the French floating offshore wind industry, built around an industrial project anchored in Brittany.” said Louis Blanchard, President of Qair

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TotalEnergies, renewables and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity that should account for up to 40% of its sales by 2050. At the end of 2020, TotalEnergies’ gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 in renewable energies.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About GIG

Macquarie’s Green Investment Group (GIG) is a specialist in green infrastructure principal investment, project development and delivery, green impact advisory and the management of portfolio assets. Its track record, expertise and capability make it a global leader in green investment and development, dedicated to accelerating the green transition. Initially launched by the UK Government in 2012 as the Green Investment Bank, it was the first institution of its type in the world. It was purchased by Macquarie in 2017 and combined with Macquarie Capital’s renewables team to create one of the world’s largest teams of specialist green infrastructure developers and investors. Now operating as the Green Investment Group, the business and its operating platforms have investments or operations in over 25 markets, more than 450 staff and a global development pipeline of 30 GW. (www.greeninvestmentgroup.com l www.macquarie.com)

About Qair

Qair is an independent producer of exclusively renewable energy developing, financing, constructing, and operating wind, solar, hydroelectric and green hydrogen production projects on own account. Active in 16 countries across Europe, Latin America, Africa and Asia, with its 300 employees committed to the energy transition, Qair’s ambition is to become an independent leader in responsible energy.

Its subsidiary Qair Marine, dedicated to the development of renewable marine energies, mainly owns the EolMed project: a 30 MW floating offshore wind farm off the coast of Gruissan (Aude) and has contributed to the maintenance and operation of FloatGen, the first French floating wind turbine. (www.qair.energy)

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

GIG Contact

•	Corporate Affairs: Lindsay Roberts l +44 7920 212813 lindsay.roberts@greeninvestmentgroup.com

Qair Contact

•	Communication: communication@qair.energy

@TotalEnergies       TotalEnergies      TotalEnergies      TotalEnergies

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.